Exhibit 99.1

Kamada Announces Shareholder Approval and Planned Closing of $60 Million Private Placement with FIMI Opportunity Funds

●	Funding Strengthens Kamada’s Financial Position, Supporting its Growth Plans and the Pursuit of Strategic Business Development Opportunities

●	Appointment of Two New Independent Directors to its Board: Professor Benjamin Dekel and Mr. Assaf Itshayek

Rehovot, Israel, and Hoboken, NJ – August 30, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced shareholder approval and planned closing of the previously announced $60 million private placement (the “Private Placement”) with FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel and a large existing Kamada shareholder.

Under the terms of the Private Placement, Kamada will be issuing an aggregate of approximately 12.6 million ordinary shares to FIMI at a price of $4.75 per share (which represented the average closing price of the Company’s shares on NASDAQ during the 20 trading days prior to the date of execution of the Private Placement). Upon closing of the Private Placement, expected during the first week of September, FIMI will beneficially own approximately 38% of Kamada’s outstanding ordinary shares and will become a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999 (the “Companies Law”).

“We are grateful for the support of FIMI and our shareholders in approving the $60 million private placement,” said Amir London, Kamada’s Chief Executive Officer. “We now have enhanced financial flexibility, which allows us to accelerate the growth of our business. We are proactively evaluating a number of compelling business development opportunities that have the potential to expand our existing product portfolio.”

The securities offered under the Private Placement were not registered under the Securities Act of 1933, as amended. The Company agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of all the ordinary shares held by FIMI, following its request, at any time after the lapse of six months following the closing of the Private Placement.

Kamada also separately announced the appointment of two new independent directors (who qualify as External Directors under the Companies Law) to its Board of Directors, Professor Benjamin Dekel, MD, PhD. and Mr. Assaf Itshayek. Professor Dekel is known internationally as one of the most innovative and highly recognized researchers in the field of human renal stem cell biology and regenerative medicine, and Mr. Itshayek has over 15 years of hi-tech industry experience in senior management and finance executive positions.

“We are pleased to welcome Professor Dekel and Mr. Itshayek, both highly accomplished individuals in their fields, to our Board of Directors,” said Ms. Lilach Asher Topilsky, Kamada’s Chairman of the Board. “The appointment of these two new directors enhances the scientific and financial acumen of our Board, which is important as we continue developing our business and pipeline, while evaluating potential new opportunities. We look forward to leveraging the successful track records of both Professor Dekel and Mr. Itshayek.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation, or sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offering of the ordinary shares under the resale registration statement will only be by means of a prospectus.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s lead shareholder, will beneficially own approximately 38% of the outstanding ordinary shares upon the closing of the Private Placement.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) the financing strengthening the Company’s financial flexibility, allowing it to accelerate the growth of its business and evaluate and pursue compelling business development opportunities that have the potential to expand its existing product portfolio; (2) planned closing of the Private Placement during the first week of September; and (3) Ms. Asher Topilsky’s statement regarding the appointment of the two new directors and leveraging the successful track records of both, which is important as the Company continues to develop its business and pipeline while evaluating potential new opportunities. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, success in expanding Kamada’s product portfolio through business development initiatives, Kamada’s ability to consummate any business development opportunities, success in integrating any business development opportunities within Kamada’s existing business, availability of sufficient raw materials required to maintain manufacturing plans, continued utilization of Kamada’s Israeli manufacturing site, continuation of inbound and outbound international delivery routes, continued demand for the IgG product portfolio, FDA and international health authorities’ approval process, financial conditions of the Company’s customers, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

(212) 915-2578

britchie@LifeSciAdvisors.com